Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2025 provides an update to our annual MD&A dated March 31, 2025 for the fiscal year ended December 31, 2024. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2024 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of August 11, 2025.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2025 and beyond, including the global demand for our products or our HPDI joint venture's products (including from the HPDI 2.0TM fuel systems), our ability to successfully realize the benefits of the divestiture of our Light-Duty business (including potential earnout payments), the future success of our business and technology strategies, opportunities available to sell and supply our products in North America, consumer confidence levels, our ability to strengthen our liquidity, growth in our HPDI joint venture, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place

Management's Discussion and Analysis
undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•On May 15, 2025, we held our Annual General and Special Meeting of Shareholders. Shareholders approved all resolutions presented at the meeting including the approval of the sale of the Light-Duty segment.

•On July 29, 2025, we closed the sale of the Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments (the "Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm.

BUSINESS OVERVIEW

Westport Fuel Systems is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions for heavy-duty commercial vehicles and other on- and off-road applications.

Our technologies support a wide range of clean fuels – including liquified natural gas ("LNG"), compressed natural gas (“CNG”), renewable natural gas (“RNG”), and hydrogen (“H2”) – empowering original equipment manufacturers ("OEMs") and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals - without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Our portfolio includes our High-Pressure Controls and Systems segment sold under the GFI brand and a 55% ownership in Cespira, a joint venture with Volvo Group ("Volvo"). Our High-Pressure Controls and Systems segment designs, develops, and produces components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types include pressure regulators, injectors, electronic control units, valves and filters, and high-pressure hydrogen components. Cespira launched in 2024 and is committed to advancing the development and commercialization of the HPDI™ fuel system, a fully OEM-integrated gaseous fuel systems that enables heavy-duty diesel engines to operate with a range of clean-burning fuels including natural gas, RNG, hydrogen and other alternative fuels without any performance or efficiency compromises relative to the base diesel engine platform. As part of Westport and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, and North America, we serve Tier 1 and Tier 2 OEM suppliers globally.

Business Segments
Our diverse portfolio of technologies, products, and services are sold under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets worldwide. On July 29, 2025, we closed the sale of our

Management's Discussion and Analysis
Light-Duty segment in accordance with the sale and purchase agreement signed on March 30, 2025 and, as highlighted in our interim financial statements, the Light-Duty segment is a discontinued operation as of June 30, 2025. Post-sale of the Light-Duty segment our business continues to operate under the following three segments:

High-Pressure Controls and Systems
Our High-Pressure Controls and Systems segment is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. We partner with the world's leading fuel cell, hydrogen engine and alternative fuel engine manufacturers and companies committed to decarbonizing transport, offering versatile solutions that serve a variety of fuel types. While hydrogen is key to the future decarbonization of transport, our components and solutions are already powering emission-reducing innovation today across a range of alternative fuels. While we are a small enterprise, our strategic position and innovative capabilities put us on the cusp of significant growth, ensuring we are the go-to choice for those shaping the future of clean energy, today and tomorrow.

Heavy-Duty OEM
Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1, 2024, until the formation of the Cespira joint venture which occurred on June 3, 2024. In 2025, the Heavy-Duty OEM segment reflects revenue from a transitional services agreement in place with Cespira, intended to support the joint venture ("JV") in the short-term as the organization establishes its operations.

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), establishing Cespira to promote, develop, and commercialize the HPDI fuel system technology (see Material Contracts – Joint Venture Governance Agreements). The JV will prioritize scaling the HPDI fuel system and supporting the global transition to carbon-neutral fuel systems, particularly in heavy-duty, long-haul trucking, where multiple technologies are required to achieve substantial decarbonization. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. Cespira's business operations involve supplying systems, engineering services and components, including LNG HPDI fuel system products, to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative fuels while delivering equivalent power, torque, and fuel efficiency as conventional compression ignition engines. The system can be a cost-effective way to reduce greenhouse gas emissions using renewable fuels such as RNG. Furthermore, the JV is engaged in adapting HPDI fuel systems for hydrogen and other alternative fuel applications in internal combustion engines.

Light-Duty (Discontinued Operations)
The Light-Duty segment specializes in LPG and CNG solutions, including fuel storage tanks, catering to OEM, delayed OEM (“DOEM”), and independent aftermarket (“IAM”) markets. Customers can choose from Westport IAM conversions, DOEM solutions, or OEM-manufactured mono-fuel and bi-fuel vehicles. The segment offers industry-leading direct injection engine technology that complies with EURO 7 and EPA 24 standards, along with lightweight, high-quality fuel storage solutions.

The Light-Duty business serves three distinct markets:
1.OEM: Systems are integrated into production lines by vehicle manufacturers.
2.DOEM: Conversions are performed at 0 km in specialized centers operated by Westport or its partners.
3.IAM: Aftermarket products, including conversion kits, support post-sale conversions through an extensive dealer and installer network operating in approximately 70 countries worldwide.

Westport works to distinguish itself as a global company that integrates and manufactures mechanical components, electronics, and fuel storage systems, providing a seamless and efficient solution for our customers.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these measures are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Similarly, the availability of government initiatives, incentive programs, subsidies and tax credits, in both the U.S. and Canada, aimed at encouraging hydrogen production have been gaining momentum. There can be no assurance that these economic incentives will continue to be available or develop as we anticipate. A policy shift could introduce uncertainty around the continued availability of key incentives supporting hydrogen development or the expansion of alternative refueling infrastructure making it unlikely that a mass market for our fuel systems will develop.

Inflationary Pressures

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Increases in trade conflicts, protectionism and the ongoing threat of global tariffs that are impacting the automotive sector, increasing inflationary pressures on sourcing of components. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression. While we anticipate that the global tariff situation may have limited direct impact on us, we cannot predict the impact any secondary longer-term effects may have on us indirectly caused by the tariff disruption to our customers' and suppliers' businesses.

Increased Interest Rates

In response to inflationary pressures, central banks in major markets have raised interest rates to multi-decade highs. While some regions, including Canada, the United States, and Europe, have begun reducing rates, current levels remain restrictive and are having a significant impact on both the automotive and clean energy sectors.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets where economic conditions are already volatile, are facing heightened financial pressures, which could further dampen demand for clean energy solutions.

Competing Technologies

Due to the significant investments required for direct injection ("DI") technology, including the need for specialized calibrations, competition in this space remains limited, as not all competitors can meet these demanding requirements. Westport, however, has established itself as a leader in DI technology, leveraging its expertise and advanced engineering to stay at the forefront of innovation. This strong market position allows Westport to deliver high-performance solutions that set it apart from competitors who struggle to keep pace with the complexities of DI technology.

At the same time, some of our product's face, and will continue to face, significant competition from alternative powertrain technologies, including from incumbent technologies. As the market for natural gas engine products continues to grow, this competition may increase. New developments in

Management's Discussion and Analysis
technology may negatively affect the development or sale of some or all our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices, although elevated recently, are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles.

In addition to the risks referred to above, readers should also refer to the risks discussed in our Annual Information Form for the year ended December 31, 2024, dated March 31, 2025, under the heading "Risk Factors".

Long-term Profitability and Liquidity

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and six months ended June 30, 2025. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the six months ended June 30, 2025, we had operating losses from continuing operations of $2.8 million. Cash used in continuing operating activities was $14.2 million for the six months ended June 30, 2025 and was primarily driven by its operating losses and increases in working capital.

As at June 30, 2025, we had cash and cash equivalents of $6.1 million in continuing operations and long-term debt of $4.9 million, of which $3.9 million was current.

On July 14, 2025, we entered into a short-term loan with the Purchaser for $5.8 million (€5.0 million). The loan was subsequently repaid on July 29, 2025.

On July 29, 2025, we closed the sale of our Light-Duty segment to the Purchaser. The transaction provided $62.5 million (€53.6 million) in net proceeds received as $41.2 million (€35.3 million) in initial cash proceeds, $8.5 million (€7.3 million) in deferred payments expected to be received in September 2025 and $12.8 million (€11.0 million) in proceeds held in escrow. Net proceeds are after the deduction of net debt in the Light-Duty segment and certain other closing costs. Further, up to $3.8 million (€3.3 million) in potential earnouts are available if certain conditions are achieved in accordance with terms and conditions in the sale and purchase agreement ('SPA"). The proceeds held in escrow will be

Management's Discussion and Analysis
released to us in four tranches by year-end 2025, early 2026, early 2027 and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser and are customary in nature.

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

SECOND QUARTER 2025 RESULTS
Revenues for the three months ended June 30, 2025 decreased by 11% to $12.5 million compared to $14.1 million in the same quarter last year, primarily driven by decreased sales volumes in our High-Pressure Controls & Systems and Heavy-Duty OEM segments.

We reported a net loss from continuing operations of $5.1 million for the three months ended June 30, 2025 compared to net income in continuing operations of $4.1 million for the same quarter last year. This was primarily the result of:

•a gain on deconsolidation of $13.3 million related to deconsolidation of HPDI business and formation of HPDI JV with Volvo Group in the prior year
•a decrease in gross margin for the three months ended June 30, 2025 of $1.6 million compared to the prior year
•partially offset by increases in foreign exchange gain by $4.1 million and decreases in research and development expenditures by $1.9 million

Cash and cash equivalents were $6.1 million at the end of the second quarter 2025. Cash used in operating activities was $5.6 million, primarily driven by increases in working capital of $0.5 million and operating losses in the quarter. Investing activities primarily consisted of cash capital contributions into Cespira of $4.2 million and the purchase of capital assets of $0.8 million. Cash used in financing activities was primarily debt repayments of $1.0 million in the period.

We reported negative adjusted EBITDA of $1.0 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the second quarter as compared to negative adjusted EBITDA of $2.0 million for the same quarter last year.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$12.5	$14.1	$19.8	$28.5
Gross margin[1]	$0.8	$2.4	$2.3	$1.8
Gross margin %[1]	6%	17%	12%	6%
Loss from investments accounted for by the equity method	$(3.7)	$(1.1)	$(7.6)	$(1.1)
Net income (loss) from continuing operations	$(5.1)	$4.1	$(10.3)	$(11.9)
Net income (loss) from discontinued operations	$(29.3)	$1.7	$(26.4)	$4.0
Net income (loss) for the period	$(34.3)	$5.8	$(36.8)	$(7.8)
Net income (loss) per share - basic	$(1.98)	$0.34	$(2.12)	$(0.69)
Net income (loss) per share - diluted	$(1.98)	$0.33	$(2.13)	$(0.45)
Weighted average basic shares outstanding in millions	17.3	17.2	17.3	17.2
Weighted average diluted shares outstanding millions	17.3	17.5	17.3	17.2
EBIT[1]	$(32.0)	$7.3	$(34.1)	$(5.1)
EBITDA[1]	$(30.0)	$9.0	$(30.1)	$(0.2)
Adjusted EBITDA[1]	$(1.0)	$(2.0)	$(1.0)	$(8.6)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$6.1	$14.8
Net working capital[1]	0.9	5.8
Assets held-for-sale	201.7	207.9
Total assets	272.1	291.6
Long-term debt, including current portion	4.9	6.8
Other non-current liabilities[1]	2.7	42.4
Liabilities held-for-sale	136.2	124.9
Total liabilities	163.2	154.6
Shareholders' equity	108.9	137.0
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three and six months ended June 30, 2025

(in millions of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	2.9	3.6	(0.7)	(19)%	4.8	6.0	(1.2)	(20)%
Heavy-Duty OEM	9.6	$10.5	$(0.9)	(9)%	$15.0	$22.5	$(7.5)	(33)%
Total Revenue in Continuing Operations	$12.5	$14.1	$(1.6)	(11)%	$19.8	$28.5	$(8.7)	(31)%
High-Pressure Controls & Systems
Revenue for the three and six months ended June 30, 2025 was $2.9 million and $4.8 million, respectively, compared with $3.6 million and $6.0 million for the three and six months ended June 30, 2024.

The decrease in revenue for the three and six months ended June 30, 2025 compared to the prior year was primarily driven by the hydrogen industry slowdown impacting demand for hydrogen components.

Heavy-Duty OEM
The decrease in revenue for the three and six months ended June 30, 2025 primarily relates to the slowdown of our manufacturing support to Cespira. The JV will operate without manufacturing support from Westport under the transitional service agreement starting in Q3 2025.

Gross Profit for the three months ended June 30, 2025

(in millions of U.S. dollars)	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2025	Revenue	2024	Revenue	$	%
High-Pressure Controls & Systems	0.1	3%	1.1	31%	(1.0)	(91)%
Heavy-Duty OEM	0.7	7%	1.3	12%	(0.6)	(46)%
Total Gross Profit in Continuing operations	$0.8	6%	$2.4	17%	$(1.6)	(67)%

High-Pressure Controls & Systems
Gross profit decreased by $1.0 million to $0.1 million, or 3% of revenue, for the three months ended June 30, 2025 compared to $1.1 million or 31% of revenue, for the three months ended June 30, 2024. The decrease in gross profit was primarily driven by lower revenue and an increase in material costs in the quarter. We are moving our manufacturing operations from Italy to Canada and China in Q3 2025 to be closer to our customers and to simplify our supply chain operations.

Heavy-Duty OEM
Gross profit decreased by $0.6 million to $0.7 million, or 7% of revenue, for the three months ended June 30, 2025 compared to $1.3 million or 12% of revenue, for the three months ended June 30, 2024. Included in the prior year three months ended June 30, 2024 were two months of HPDI business activity in our results.

Management's Discussion and Analysis
Gross Profit for the six months ended June 30, 2025

(in millions of U.S. dollars)	Six months ended June 30,	% of Revenue	Six months ended June 30,	% of Revenue	Change
	2025		2024		$	%
High-Pressure Controls & Systems	0.6	13%	1.6	27%	(1.0)	(63)%
Heavy-Duty OEM	1.8	12%	0.2	1%	1.6	800%
Total gross margin	$2.4	12%	$1.8	6%	$0.6	33%

High-Pressure Controls & Systems
Gross profit decreased by $1.0 million to $0.6 million, or 13% of revenue, for the six months ended June 30, 2025 compared to $1.6 million, or 27% of revenue, for the six months ended June 30, 2024. The decrease in gross margin was primarily related to lower revenue and an increase in material costs.

Heavy-Duty OEM
Gross profit increased by $1.6 million to $1.8 million, or 12% of revenue, for the six months ended June 30, 2025 compared to $0.2 million, or 1% of revenue, for the six months ended June 30, 2024. The Heavy-Duty OEM segment received $1.5 million in credits from component suppliers for inventory sold in the period.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	1.6	1.4	0.2	14%	2.7	3.0	(0.3)	(10)%
Heavy-Duty OEM	—	2.1	(2.1)	(100)%	0.1	4.9	(4.8)	(98)%
Total R&D expenses	$1.6	$3.5	$(1.9)	(54)%	$2.8	$7.9	$(5.1)	(65)%
High-Pressure Controls & Systems
R&D expenses for the three and six months ended June 30, 2025 were $1.6 million and $2.7 million compared to $1.4 million and $3.0 million for the three and six months ended June 30, 2024, respectively. This is primarily driven by the research and development incurred for engineering programs.

Heavy-Duty OEM
R&D expenses for the three and six months ended June 30, 2025 were $0.0 million and $0.1 million compared to $2.1 million and $4.9 million for the three and six months ended June 30, 2024, respectively. R&D activities have continued in Cespira after the formation of the joint venture on June 3, 2024.

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	0.4	0.4	—	—%	0.9	1.0	(0.1)	(10)%
Heavy-Duty OEM	—	1.5	(1.5)	(100)%	0.1	3.7	(3.6)	(97)%
Corporate	3.9	4.7	(0.8)	(17)%	6.5	10.3	(3.8)	(37)%
Total SG&A expenses	$4.3	$6.6	$(2.3)	(35)%	$7.5	$15.0	$(7.5)	(50)%

High-Pressure Controls & Systems
SG&A expenses for the three and six months ended June 30, 2025 were $0.4 million and $0.9 million, compared with $0.4 million and $1.0 million for the three and six months ended June 30, 2024, respectively.

Heavy-Duty OEM
SG&A expenses for the three and six months ended June 30, 2025 were $0.0 million and $0.1 million, compared with $1.5 million and $3.7 million for the three and six months ended June 30, 2024, respectively. The decrease in SG&A expenses was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three and six months ended June 30, 2025 were $3.9 million and $6.5 million, respectively, compared with $4.7 million and $10.3 million for the three and six months ended June 30, 2024. The reduction in Corporate SG&A expenses was primarily driven by reduced outside services cost and cost-cutting measures.

Management's Discussion and Analysis
Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 16 of our interim financial statements for the three and six months ended June 30, 2025.

The following table sets forth a summary of the financial results of Cespira for the three and six months ended June 30, 2025:

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$12.0	$4.1	$7.9	193%	$28.8	$4.1	$24.7	602%
Gross profit[1]	(1.9)	0.2	(2.1)	(1050)%	(1.4)	0.2	(1.6)	(800)%
Gross margin %	(16)%	5%			(5)%	5%
Loss before income taxes	(6.7)	(2.0)	(4.7)	235%	(13.7)	(2.0)	(11.7)	585%
Net loss attributable to the Company	(3.7)	(1.1)	(2.6)	236%	(7.6)	(1.1)	(6.5)	591%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

In the 2024 comparatives, Cespira had one month of operations after its formation on June 3, 2024.

Revenue
Revenue for the three and six months ended June 30, 2025 was $12.0 million and $28.8 million, respectively.

Gross Profit
Gross profit was negative $1.9 million and negative $1.4 million for the three and six months ended June 30, 2025, respectively.

Operating loss
Cespira incurred operating losses of $6.7 million and $13.7 million for the three and six months ended June 30, 2025. Cespira continues to incur operating losses as it scales its operations and expands into other markets.

Management's Discussion and Analysis
Other significant expense and income items for the three and six months ended June 30, 2025

(in millions of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Foreign exchange (gain) loss	$(4.2)	$(0.1)	$(5.4)	$1.8
Depreciation and amortization:
Cost of sales depreciation and amortization	0.1	0.1	0.2	1.4
Operating expense depreciation and amortization	0.1	0.1	0.2	0.5
Total depreciation and amortization	$0.2	$0.2	$0.4	$1.9

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2025, we recognized foreign exchange gains of $4.2 million and $5.4 million, respectively, compared to a foreign exchange gain of $0.1 million and a foreign exchange loss of $1.8 million for the three and six months ended June 30, 2024, respectively. The gain recognized in the current period primarily relates to unrealized foreign exchange gain resulting from the translation of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three and six months ended June 30, 2025 were $0.2 million and $0.4 million, compared to $0.2 million and $1.9 million for the three and six months ended June 30, 2024, respectively. The amounts included in cost of revenue for the three and six months ended June 30, 2025 were $0.1 million and $0.2 million, respectively, compared with $0.1 million and $1.4 million for the three and six months ended June 30, 2024.

Loss from investments accounted for by the equity method for the three and six months ended June 30, 2025 were a loss of $3.7 million and $7.6 million, respectively, compared to a loss of $1.1 million for both three and six months ended June 30, 2024. This was driven by our 55% ownership interest in Cespira.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense on long-term debt	$0.2	$0.3	$0.4	$0.6
The decreases in interest expense on long-term debt for the three and six months ended June 30, 2025 compared to the prior year periods was driven by the reduction in the outstanding balance of the EDC term loan.

Income tax expense from continuing operations was $0.0 million and $0.1 million for the three and six months ended June 30, 2025 compared to income tax expense of $0.1 million and $0.2 million for the three and six months ended June 30, 2024, respectively.

Management's Discussion and Analysis
Light-Duty (Discontinued Operations)

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$76.4	$69.3	$7.1	10%	$140.0	$132.4	$7.6	6%
Gross profit[1]	15.1	14.7	0.4	3%	28.8	27.0	1.8	7%
Gross margin[1]	20%	21%			21%	20%
R&D expense	2.9	3.1	(0.2)	(6)%	5.7	6.4	(0.7)	(11)%
SG&A expense	6.6	8.4	(1.8)	(21)%	12.7	13.6	(0.9)	(7)%
Income (loss) before income taxes	(27.7)	2.5	(30.2)	(1208)%	(24.3)	5.5	(29.8)	(542)%
Revenue
Revenue for the three and six months ended June 30, 2025 was $76.4 million and $140.0 million, respectively, compared with $69.3 million and $132.4 million for the three and six months ended June 30, 2024.
Light-Duty revenue increased by $7.1 million and $7.6 million for the three and six months ended June 30, 2025 compared to the prior year periods, respectively. The increases were primarily driven by our DOEM and OEM businesses, partially offset by a decrease in sales in our IAM business.

Gross Profit
Gross profit increased by $0.4 million to $15.1 million, or 20% of revenue, for the three months ended June 30, 2025 compared to $14.7 million, or 21% of revenue, for the three months ended June 30, 2024. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions.

Gross profit increased by $1.8 million to $28.8 million, or 21% of revenue, for the six months ended June 30, 2025 compared to $27.0 million, or 20% of revenue, for the six months ended June 30, 2024.

R&D
R&D expenses for the three and six months ended June 30, 2025 were $2.9 million and $5.7 million compared to $3.1 million and $6.4 million for the three and six months ended June 30, 2024, respectively.

SG&A
SG&A expenses for the three and six months ended June 30, 2025 were $6.6 million and $12.7 million, compared with $8.4 million and $13.6 million for the three and six months ended June 30, 2024, respectively.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents in continuing operations decreased by $9.6 million during the second quarter of 2025 to $6.1 million from $15.7 million as at March 31, 2025 and decreased by $8.7 million during the first six months of 2024 from $14.8 million at December 31, 2024. The decrease in cash during the three months ended June 30, 2025 was primarily driven by operating losses, funding of the Cespira JV, purchases of fixed assets and debt repayments.

Cash Flow from Operating Activities
For the three months ended June 30, 2025, our net cash used in operating activities of continuing operations was $5.6 million, an increase of net cash used of $7.1 million compared to net cash provided by operating activities of continuing operations of $1.5 million in the three months ended June 30, 2024. The increase in net cash used in operating activities was primarily driven by significant increases in accounts receivable due from Cespira.
Cash Flow from Investing Activities
For the three months ended June 30, 2025, our net cash used in investing activities of continuing operations was $5.0 million compared to net cash provided by investing activities of continuing operations of $7.7 million for the three months ended June 30, 2024. The increase in net cash used in investing activities of continuing operations was primarily driven by capital contributions to Cespira JV of $4.2 million and capital investments of $0.8 million in the three months ended June 30, 2025. In the prior year period, we received proceeds of $18.9 million from Volvo for the shares sold in Cespira.
Cash Flow from Financing Activities
For the three months ended June 30, 2025, our net cash used in financing activities of continuing operations was $1.0 million compared to net cash used in financing activities of continuing operations was $6.2 million for the three months ended June 30, 2024. Our reduction in cash used in financing activities was primarily driven by closing our revolver credit facility in 2024. We continue to repay our term loan to EDC on a quarterly basis.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$17.6	$17.6	$17.6	$—	$—	$—
Long-term debt, principal, (1)	4.9	4.9	3.9	1.0	—	—
Long-term debt, interest (1)	—	0.7	0.7	—	—	—
Operating lease obligations (2)	1.9	2.9	0.3	1.2	1.1	0.3
	$24.4	$26.1	$22.5	$2.2	$1.1	$0.3

Notes

(1) For details of our long-term debt, principal and interest, see note 12 in the unaudited condensed consolidated interim financial statements.

(2) For additional information on operating lease obligations, see note 11 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

During the six months ended June 30, 2025 and June 30, 2024, the weighted average number of shares used in calculating the basic and diluted net loss per share was 17,330,527 and 17,230,000, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	June 30, 2025		August 11, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	17,351,005		17,351,005
Share Units
Outstanding	476,106	8.78	446,945	N/A
Exercisable	491	31.07	491	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, revenue recognition, inventories, property, plant and equipment and intangible assets. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2024, filed on March 31, 2025. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the June 30, 2025 interim financial statements, and we do not expect to adopt any significant changes at this time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended June 30, 2025, we implemented internal controls over financial reporting in relation to the accounting and reporting of our discontinued operations as held-for-sale.

There have been no other changes in our internal controls over financial reporting for the three and six months ended June 30, 2025, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25
(in millions of U.S. dollars except for per share amounts)
Total revenue	$77.4	$87.2	$77.6	$83.4	$66.2	$75.1	$71.0	$88.8
Cost of revenue	$64.2	$79.2	$65.9	$66.3	$51.7	$60.8	$55.8	$72.8
Gross profit[1]	$13.2	$8.0	$11.7	$17.1	$14.5	$14.3	$15.2	$16.0
Gross margin percentage[1]	17.1%	9.2%	15.1%	20.5%	21.9%	19.0%	21.4%	18.0%
Net income (loss)	$(11.9)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)	$(2.5)	$(34.3)
EBITDA[1]	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)	$(30.0)
Adjusted EBITDA[1]	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)	$—	$(1.0)
U.S. dollar to Euro average exchange rate	0.95	0.92	0.92	0.93	0.91	0.94	0.95	0.88
U.S. dollar to Canadian dollar average exchange rate	1.35	1.35	1.35	1.37	1.36	1.39	1.43	1.38
(Loss) income per share
Basic	$(0.70)	$(0.81)	$(0.79)	$0.79	$(0.22)	$(0.57)	$(0.14)	$(1.98)
Diluted	$(0.70)	$(0.81)	$(0.79)	$0.33	$(0.22)	$(0.57)	$(0.14)	$(1.98)

Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

(2) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.

REPORTABLE SEGMENTS & RECONCILIATIONS

As a result of the sale of the Light-Duty segment on July 29, 2025 the Company has classified the business as discontinued operations and held-for-sale. Westport reports its results in the following three reportable segments for its continuing operations: High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to

Management's Discussion and Analysis
assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2.9	$9.6	$12.0	$24.5
Cost of revenue	2.8	8.9	13.9	25.6
Gross profit	0.1	0.7	(1.9)	(1.1)
Operating expenses:
Research & development	1.6	—	1.9	3.5
General & administrative	0.4	—	2.7	3.1
Sales & marketing	—	—	0.3	0.3
Depreciation & amortization	0.1	—	0.9	1.0
	2.1	—	5.8	7.9
Add back: Depreciation & amortization	0.2	—	0.8	1.0
Segment EBITDA	$(1.8)	$0.7	$(6.9)	$(8.0)

	Three months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$3.6	$10.5	$4.1	$18.2
Cost of revenue	2.5	9.3	3.9	15.7
Gross profit	1.1	1.3	0.2	2.6
Operating expenses:
Research & development	1.4	2.0	1.1	4.5
General & administrative	0.3	1.2	0.7	2.2
Sales & marketing	0.1	0.4	0.1	0.6
Depreciation & amortization	—	—	0.3	0.3
	1.8	3.6	2.2	7.6
Add back: Depreciation & amortization	0.1	—	0.5	0.6
Segment EBITDA	$(0.6)	$(2.3)	$(1.5)	$(4.4)

Management's Discussion and Analysis

	Six months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4.8	$15.0	$28.8	$48.6
Cost of revenue	4.2	13.3	30.2	47.7
Gross profit	0.6	1.7	(1.4)	0.9
Operating expenses:
Research & development	2.7	0.1	4.9	7.7
General & administrative	0.7	0.1	5.4	6.2
Sales & marketing	0.2	—	0.6	0.8
Depreciation & amortization	0.1	—	1.6	1.7
	3.7	0.2	12.5	16.4
Add back: Depreciation & amortization	0.3	—	2.4	2.7
Segment EBITDA	$(2.8)	$1.5	$(11.5)	$(12.8)

	Six months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6.0	$22.5	$4.1	$32.6
Cost of revenue	4.4	22.3	3.9	30.6
Gross profit	1.6	0.2	0.2	2.0
Operating expenses:
Research & development	3.0	4.9	1.1	9.0
General & administrative	0.5	2.9	0.7	4.1
Sales & marketing	0.3	0.8	0.1	1.2
Depreciation & amortization	0.1	0.1	0.3	0.5
	3.9	8.7	2.2	14.8
Add back: Depreciation & amortization	0.2	1.4	0.5	2.1
Segment EBITDA	$(2.1)	$(7.1)	$(1.5)	$(10.7)

Management's Discussion and Analysis

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24.5	$12.0	$—	$12.5
Cost of revenue	25.6	13.9	—	11.7
Gross profit	(1.1)	(1.9)	—	0.8
Operating expenses:
Research & development	3.5	1.9	—	1.6
General & administrative	3.1	2.7	3.7	4.1
Sales & marketing	0.3	0.3	0.3	0.3
Depreciation & amortization	1.0	0.9	—	0.1
	7.9	5.8	4.0	6.1
Equity loss	—	—	(3.7)	(3.7)

	Three months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$18.2	$4.1	$—	$14.1
Cost of revenue	15.7	3.9	—	11.8
Gross profit	2.6	0.2	—	2.4
Operating expenses:
Research & development	4.5	1.1	—	3.4
General & administrative	2.2	0.7	4.3	5.8
Sales & marketing	0.6	0.1	0.5	1.0
Depreciation & amortization	0.3	0.3	—	—
	7.6	2.2	4.8	10.2
Equity loss	—	—	(1.1)	(1.1)

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48.6	$28.8	$—	$19.8
Cost of revenue	47.7	30.2	—	17.5
Gross profit	0.9	(1.4)	—	2.3
Operating expenses:
Research & development	7.7	4.9	—	2.8
General & administrative	6.2	5.4	6.0	6.8
Sales & marketing	0.8	0.6	0.6	0.8
Depreciation & amortization	1.7	1.6	0.1	0.2
	16.4	12.5	6.7	10.6
Equity loss	—	—	(7.6)	(7.6)

Management's Discussion and Analysis

	Six months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$32.6	$4.1	$—	$28.5
Cost of revenue	30.6	3.9	—	26.7
Gross profit	2.0	0.2	—	1.8
Operating expenses:
Research & development	9.0	1.1	—	7.9
General & administrative	4.1	0.7	9.5	12.9
Sales & marketing	1.2	0.1	0.9	2.0
Depreciation & amortization	0.5	0.3	0.3	0.5
	14.8	2.2	10.7	23.3
Equity loss	—	—	(1.1)	(1.1)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Total Segment EBITDA	$(8.0)	$(4.4)	$(12.8)	$(10.7)
Adjustments:
Depreciation & amortization[1]	0.2	0.2	0.4	1.9
Cespira's Segment EBITDA	(6.9)	(1.5)	(11.5)	(1.5)
Cespira's equity loss	3.7	1.1	7.6	1.1
Corporate and unallocated operating expenses	4.0	4.8	6.5	10.4
Foreign exchange loss	(4.2)	(0.1)	(5.4)	1.8
Gain on deconsolidation	—	(13.3)	—	(13.3)
Interest on long-term debt and accretion of royalty payable	0.2	0.3	0.3	0.6
Interest and other income, net of bank charges	0.1	(0.1)	(0.5)	—
Loss before income taxes	$(5.1)	$4.2	$(10.2)	$(11.7)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25
Revenue	$83.4	$66.2	$75.1	$71.0	$88.8
Less: Cost of revenue	66.3	51.7	60.8	55.8	72.8
Gross profit	$17.1	$14.5	$14.3	$15.2	$16.0
Gross margin %	20.5%	21.9%	19.0%	21.4%	18.0%

Net Working Capital

	June 30, 2025	December 31, 2024
(in millions of U.S. dollars)
Accounts receivable	$16.6	$18.7
Inventories	2.9	6.7
Prepaid expenses	0.8	1.3
Accounts payable and accrued liabilities	(17.6)	(19.4)
Current portion of operating lease liabilities	(0.6)	(0.3)
Current portion of warranty liability	(1.2)	(1.2)
Net working capital	$0.9	$5.8

Management's Discussion and Analysis

	June 30, 2025	December 31, 2024
(in millions of U.S. dollars)
Total liabilities	$163.2	$195.3
Less:
Total current liabilities	159.5	134.8
Long-term debt	1.0	31.0
Other non-current liabilities	$2.7	$29.5

EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25
Net income (loss)	$(11.9)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)	$(2.5)	$(34.3)
Tax expense (recovery)	(0.1)	(0.1)	0.7	1.0	1.4	1.8	0.6	1.7
Income (loss) before income taxes	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)	$(8.3)	$(1.9)	$(32.6)
Interest expense (income), net[1]	0.2	(0.2)	0.5	0.5	0.4	0.2	(0.2)	0.6
EBIT	(11.8)	(14.2)	(12.4)	7.3	(2.1)	(8.1)	(2.1)	(32.0)
Depreciation and amortization	3.2	3.3	3.2	1.7	1.8	2.0	2.0	2.0
EBITDA	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)	$(30.0)
Stock based compensation	(0.3)	1.4	0.3	1.2	(0.1)	—	0.3	0.4
Unrealized foreign exchange (gain) loss	1.4	(0.9)	1.8	0.1	(1.1)	5.4	(0.5)	(2.4)
Severance costs	4.5	—	0.5	0.2	0.1	0.1	—	—
Write-down loss of classifying discontinued operations as held-for-sale[2]	—	—	—	—	—	—	—	30.2
Gain on deconsolidation	—	—	—	(13.3)	—	—	—	—
Restructuring costs	—	—	—	0.8	0.2	—	0.3	0.1
Loss on sale of assets	—	—	—	—	—	0.7	—	—
Loss on sale of investment	—	—	—	—	0.4	—	—	—
Impairment of long-term investments and long-term assets	—	0.4	—	—	—	—	—	0.7
Adjusted EBITDA	(3.0)	(10.0)	(6.6)	(2.0)	(0.8)	(1.8)	—	(1.0)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

(2) Write-down loss of classifying discontinued operations as held-for-sale related to classifying Light-Duty segment as held-for-sale (refer to Note 5 in Interim Financial Statements for details).

(3) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.